SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 19341
(AMENDMENT NO. 3)

Dejour Energy Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

244866208
(CUSIP Number)

December 31, 2008
(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

1
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 244866208	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Robert L. Hodgkinson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ☐
The group of reporting persons on this Schedule 13G includes: Robert L. Hodgkinson, 7804 Yukon Inc. and Hodgkinson Equities Corp.
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canadian
	5	SOLE VOTING POWER
NUMBER OF		8,050,000*
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		2,519,888*
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		8,050,000*
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		2,519,888*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,231,818*
*Robert L. Hodgkinson beneficially owns 10,231,818 common shares of Dejour Energy Inc., excluding (i) 88,070 common shares held directly by his wife, Lori Kozub Hodgkinson, and (ii) 250,000 common shares issuable upon exercise of presently exercisable stock options granted to Mrs. Hodgkinson by Dejour Energy Inc., as to all of which, pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Mr. Hodgkinson disclaims beneficial ownership.  Of the common shares beneficially held by Mr. Hodgkinson, 1,500,000 common shares are held directly by 7804 Yukon Inc., over which Mr. Hodgkinson has sole investment and voting control, and 681,818 common shares issuable pursuant to presently exercisable warrants, are held directly by Hodgkinson Equities Corp, over which Mr. Hodgkinson has sole investment and voting control.  Of the remaining common shares beneficially held by Mr. Hodgkinson, 1,550,000 common shares are issuable upon the exercise of presently exercisable stock options granted to Mr. Hodgkinson by Dejour Energy Inc.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*☑
Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
6.5%
12	TYPE OF REPORTING PERSON*
IN

CUSIP No. 244866208	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
7804 Yukon Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ☐
The group of reporting persons on this Schedule 13G includes: Robert L. Hodgkinson, 7804 Yukon Inc. and Hodgkinson Equities Corp.
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada
	5	SOLE VOTING POWER
NUMBER OF		1,500,000*
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		Not applicable
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		1,500,000*
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		Not applicable
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,500,000*
*Robert L. Hodgkinson beneficially owns 10,231,818 common shares of Dejour Energy Inc., excluding (i) 88,070 common shares held directly by his wife, Lori Kozub Hodgkinson, and (ii) 250,000 common shares issuable upon exercise of presently exercisable stock options granted to Mrs. Hodgkinson by Dejour Energy Inc., as to all of which, pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Mr. Hodgkinson disclaims beneficial ownership.  Of the common shares beneficially held by Mr. Hodgkinson, 1,500,000 common shares are held directly by 7804 Yukon Inc., over which Mr. Hodgkinson has sole investment and voting control, and 681,818 common shares issuable pursuant to presently exercisable warrants, are held directly by Hodgkinson Equities Corp, over which Mr. Hodgkinson has sole investment and voting control.  Of the remaining common shares beneficially held by Mr. Hodgkinson, 1,550,000 common shares are issuable upon the exercise of presently exercisable stock options granted to Mr. Hodgkinson by Dejour Energy Inc.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*☑
Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
1.0%
12	TYPE OF REPORTING PERSON*
CO

CUSIP No. 244866208	13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Hodgkinson Equities Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ☐
The group of reporting persons on this Schedule 13G includes: Robert L. Hodgkinson, 7804 Yukon Inc. and Hodgkinson Equities Corp.
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Columbia, Canada
	5	SOLE VOTING POWER
NUMBER OF		681,818*
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		Not applicable
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		681,818*
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		Not applicable
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

681,818*
*Robert L. Hodgkinson beneficially owns 10,231,818 common shares of Dejour Energy Inc., excluding (i) 88,070 common shares held directly by his wife, Lori Kozub Hodgkinson, and (ii) 250,000 common shares issuable upon exercise of presently exercisable stock options granted to Mrs. Hodgkinson by Dejour Energy Inc., as to all of which, pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Mr. Hodgkinson disclaims beneficial ownership.  Of the common shares beneficially held by Mr. Hodgkinson, 1,500,000 common shares are held directly by 7804 Yukon Inc., over which Mr. Hodgkinson has sole investment and voting control, and 681,818 common shares issuable pursuant to presently exercisable warrants, are held directly by Hodgkinson Equities Corp, over which Mr. Hodgkinson has sole investment and voting control.  Of the remaining common shares beneficially held by Mr. Hodgkinson, 1,550,000 common shares are issuable upon the exercise of presently exercisable stock options granted to Mr. Hodgkinson by Dejour Energy Inc.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*☑
Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0.4%
12	TYPE OF REPORTING PERSON*
CO

CUSIP No. 244866208	13G	Page 5 of 9 Pages

Item 1	(a).	Name of Issuer:

Dejour Energy Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

598 – 999 Canada Place Vancouver, B.C. V6C 3E1 Canada

Item 2	(a).	Name of Person Filing:

Robert L. Hodgkinson (“Hodgkinson”) 7804 Yukon Inc. (“Yukon”) Hodgkinson Equities Corp. (“Equities”)

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

598 – 999 Canada Place Vancouver, B.C. V6C 3E1 Canada

Item 2	(c).	Citizenship:

Hodgkinson: Canadian Yukon: Nevada Equities: British Columbia, Canada

Item 2	(d).	Title of Class of Securities:

Common Shares

Item 2	(e).	CUSIP Number:

244866208

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

	(a)	Amount beneficially owned:

See item 9 on the cover pages

	(b)	Percent of Class:

See item 11 on the cover pages

CUSIP No. 244866208	13G	Page 6 of 9 Pages

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote:

	(ii)	Shared power to vote or to direct the vote:

	(iii)	Sole power to dispose or to direct the disposition of:

	(iv)	Shared power to dispose or to direct the disposition of:

See items 5 – 8 on cover pages

Item 5.	Ownership of Five Percent or Less of a Class

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable
Item 8.	Identification and Classification of Members of the Group

See Exhibit 2 hereto.
Item 9.	Notice of Dissolution of Group

Not Applicable
Item 10.	Certifications

Not Applicable

CUSIP No. 244866208	13G	Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct on February 13, 2014.

/s/ Robert L. Hodgkinson
Robert L. Hodgkinson

7804 YUKON INC.

By: /s/ Robert L. Hodgkinson
Name: Robert L. Hodgkinson Title: President

HODGKINSON EQUITIES CORP.

By: /s/ Robert L. Hodgkinson
Name: Robert L. Hodgkinson Title: President

CUSIP No. 244866208	13G	Page 8 of 9 Pages

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13G (including amendments thereto) with respect to the common shares of Dejour Energy Inc. and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing.

Dated: February 13, 2014

/s/ Robert L. Hodgkinson
Robert L. Hodgkinson

7804 YUKON INC.

By: /s/ Robert L. Hodgkinson
Name: Robert L. Hodgkinson Title: President

HODGKINSON EQUITIES CORP.

By: /s/ Robert L. Hodgkinson
Name: Robert L. Hodgkinson Title: President

CUSIP No. 244866208	13G	Page 9 of 9 Pages

Exhibit 2

IDENTIFICATION OF MEMBERS OF THE GROUP

Robert L. Hodgkinson

7804 Yukon Inc.

Hodgkinson Equities Corp.